April 12, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Kenneth A. Swanstrom
Chief Executive Officer
Penn Engineering & Manufacturing Corp.
5190 Old Easton Road
Danboro, PA 18916

Re: 	Penn Engineering & Manufacturing Corp.
Schedule 14A filed April 6, 2005
File No. 001-05356

Dear Mr. Swanstrom:

      We have reviewed your response and your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Option Granted Under Voting Agreement, page 32

1. We acknowledge your response to prior comment 13 and your revised disclosure in the partial paragraph at the top of page 33. It is still not clear from your response or disclosure how the board of directors and special committee concluded that the option was reasonable or why the "actual circumstances suggest strongly that any such eventuality is remote" with respect to the option under the voting agreement discouraging competing bids, especially when analyzed in conjunction with the termination fee and expense payment provisions of the merger agreement and the "recapture of profits" provision of the voting agreement. Please clarify.

2. It appears that the stockholders who are parties to the voting agreement did not grant an option with respect to all of the shares they owned but rather limited the option such that only 49% of the voting stock of your company was subject to the option. Please disclose this fact and the reason for this limitation. It appears that this limitation was intended to prevent triggering the conversion provisions of your certificate of incorporation, which would have diluted the voting power of these stockholders.

Litigation Relating to the Merger, page 66

3. We acknowledge your response to prior comment 12.
Supplementally
furnish to us copies of any motions, answers or other filings made from time to time in connection with this litigation.

*	*	*	*

      As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Frederick W. Dreher
Mr. Richard L. Cohen
Duane Morris LLP
One Liberty Place
Philadelphia, PA 19103

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Mr. Kenneth A. Swanstrom
April 12, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE